____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Eve and Sydney Seaplanes announce partnership to bring UAM services to Sydney with an initial order of 50 eVTOLs

Melbourne, Florida, December 6, 2021 – Eve Urban Air Mobility Solutions (Eve), an Embraer company, and Sydney Seaplanes, a leader in the transition to sustainable aviation, today announced a partnership that will lay the foundation for new electric air taxi operations in Greater Sydney. With the partnership, Sydney Seaplanes has placed an order for 50 of Eve’s electric vertical takeoff and landing aircraft (eVTOL), with progressive deliveries expected to commence from 2026.

The new partnership accelerates the progress towards 100% of greater Sydney’s local tourism and commuter flights coming from zero emission electric aviation.

“This is an exciting development for Sydney Seaplanes. Sydney needs a post-COVID lift and what better way to do that than by developing high-tech and zero carbon jobs that support transport, tourism and the vibrancy of this wonderful city. Eve’s eVTOL technology will integrate seamlessly with our electric amphibious fleet to deliver a range of tourism and commuter journeys. Subject to community consultation, we expect some flights will operate from our iconic Rose Bay aviation terminal in Sydney Harbour. This service will have widespread appeal which will allow us to open new routes beyond the Harbour and throughout the greater Sydney region,” said Aaron Shaw, CEO of Sydney Seaplanes.

“We are pleased to support Sydney Seaplanes as they seek to bring new mobility solutions to Sydney. The Greater Sydney market offers significant potential for scaled Urban Air Mobility operations, to make the most of the iconic beauty of Sydney Harbour and to improve the efficiency of movement to complement existing transport modes. Eve will support this new partnership with comprehensive solutions for aircraft operations including air traffic management solutions, maintenance, training, and other services,” said Andre Stein, President & CEO of Eve Urban Air Mobility.

Benefitting from a startup mindset and backed by Embraer’s more than 50-year history of aircraft manufacturing and certification expertise, Eve unveils a unique value proposition by positioning itself as an ecosystem partner by offering a suite of products and services with the highest levels of safety standards. Eve’s human-centered, eVTOL design combines disruptive innovation and a simple and intuitive design. In addition to the aircraft program, Eve is harnessing the expertise of both Embraer and Atech, a subsidiary of the Embraer Group, in providing globally recognized air traffic management software to create the solutions that will help safely scale the UAM industry going forward.

Follow Embraer on Twitter: @Embraer

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the potential order of up to 50 eVTOLs, the ability of EVE to deliver eVTOL aircraft in 2026, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guaranteed and are subject to risks, uncertainties, and changes in difficult to predict circumstances. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made, and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to negotiate and enter into a definitive agreement and realize anticipated synergies, the ability of EVE to obtain the required certifications to manufacture and sell its eVTOL aircraft, and other important factors disclosed previously and from time to time in the filings of Embraer with the Securities and Exchange Commission.

About Sydney Seaplanes

Following the rich history of aviation operations out of Sydney Harbour for 80 years, Sydney Seaplanes first took to the air in 2005, with just one 6 seat De Havilland Beaver seaplane. Since those modest beginnings, Sydney Seaplanes has become an iconic tourism service, an integral part of the daily workings of Sydney Harbour and one of the largest tourism flight operators in Australia. Since commencing services Sydney Seaplanes has flown over 425,000 passengers on 80,000 flights.

In 2020, Sydney seaplanes announced plans to create an all-electric and zero-emissions regional airline Alt Air as soon as 2022, with first all-electric flights planned as early as 2024. Introducing eVTOL aircraft offers an opportunity to extend the catchment of the Rose Bay aviation facilities to efficiently serve all of Greater Sydney.

About Eve Urban Air Mobility Solutions

Eve is a new, independent company dedicated to accelerating the global Urban Air Mobility (UAM) ecosystem. Benefitting from a startup mindset, backed by Embraer’s more than 50-year history of aerospace expertise, its singular focus takes a comprehensive approach to the UAM industry by providing a holistic ecosystem. Its advanced electric vertical aircraft (EVA) coupled with its comprehensive global services and support network, and a unique air traffic management solution make it a serious contender in this space. Eve is the first company to graduate from EmbraerX. For more information, visit www.eveairmobility.com.

Follow Eve on Twitter: @EveAirMobility

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations